UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2011

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7: [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a joint press release of OceanFreight Inc. (the "Company") and DryShips Inc., dated November 3, 2011: DryShips Inc. and OceanFreight Inc. Announce Completion of Merger.

Attached hereto as Exhibit 2 is the Articles of Merger relating to the merger of the Company with and into Pelican Stockholdings Inc., a wholly-owned subsidiary of DryShips, with the Company as the surviving corporation.

Attached hereto as Exhibit 3 is the Statement to Restate the Company's Articles of Incorporation in connection with the completion of the merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGNT INC.
(Registrant)
By: /s/ Demetris Nenes
Chief Operating Officer

Dated: November 3, 2011

Exhibit 1

DRYSHIPS INC. AND OCEANFREIGHT INC. ANNOUNCE COMPLETION OF MERGER

ATHENS, GREECE — November 3, 2011 — DryShips Inc. (NASDAQ: DRYS) and OceanFreight Inc. (NASDAQ: OCNF) announced today that following approval by OceanFreight's shareholders at a special meeting, the companies have completed the merger and OceanFreight has become a wholly-owned subsidiary of DryShips. Under the terms of the merger agreement, OceanFreight shareholders will be entitled to receive $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig UDW Inc., a global provider of offshore ultra deepwater drilling services, for each share of OceanFreight common stock owned by them.

As a result of the merger, OceanFreight's common shares will cease trading on the NASDAQ Global Market today, and OceanFreight expects to deregister and suspend its reporting obligations under the Securities and Exchange Act of 1934, as amended.

American Stock Transfer & Trust Company has been appointed to serve as the agent for payment of the merger consideration to OceanFreight shareholders, and will promptly mail to shareholders instructions on how to surrender their stock certificates and receive payment for their shares. Banks, brokerage firms or other nominees will provide those shareholders who hold their shares in "street name" with their proceeds from the transaction. For more information, shareholders who hold their shares in "street name" should contact their bank, broker or other holder of record, and shareholders of record may contact American Stock Transfer & Trust Company at (877) 248-6417 (toll free). Shareholders of record should wait to receive the letter of transmittal before surrendering their shares.

About DryShips

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to Ocean Rig during 2013. DryShips owns a fleet of 34 drybulk carriers (including newbuildings), comprising 7 Capesize, 25 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips' common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS."

About OceanFreight

OceanFreight is an owner and operator of drybulk vessels that operate worldwide. OceanFreight owns a fleet of six vessels, comprised of six drybulk vessels (four Capesize and two Panamaxes) and has contracted to purchase five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 1.9 million tons.

About Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. Ocean Rig owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to the company during 2013.
Ocean Rig's common stock currently trades on the Nasdaq Global Select Market under the symbol "ORIG" and in the OTC market maintained by the Norwegian Association of Stockbroking Companies under the symbol "OCRG."

Forward-Looking Statement

Matters discussed in this release constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of the transaction to close, the failure to satisfy strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips and OceanFreight with the U.S. Securities and Exchange Commission.

Contact:
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

Exhibit 2
ARTICLES OF MERGER OF
OCEANFREIGHT INC.
AND
PELICAN STOCKHOLDINGS INC.
UNDER SECTION 95 OF THE BUSINESS CORPORATIONS ACT

The undersigned, Demetris Nenes, Chief Operating Officer of OCEANFREIGHT INC., the surviving Corporation and Dr. Adriano Cefai, President of PELICAN STOCKHOLDINGS INC., the Corporation being merged for the purpose of merging the aforesaid Corporation hereby certify:

1.	The Plan of Merger pursuant to which these Articles are being filed is as follows:

Agreement and Plan of Merger, dated as of July 26, 2011, as amended, by and among DryShips Inc., OceanFreight Inc. and Pelican Stockholdings Inc., attached hereto as Exhibit A.

2.	The Articles of Incorporation of OceanFreight Inc., the surviving Corporation were filed as follows:

(i) The Articles of Incorporation were filed with the Registrar of Corporations as of the 11th day of September 2006.

(ii) The First Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 15th day of November 2006.

(iii) The Second Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 2nd day of March 2007.

(iv) The Third Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 15th day of March 2007.

(v)The First Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 4th day of April 2007.

(vi)The Second Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 23rd day of July 2009.

(vii)The Third Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 10th of June 2010.

(viii) Articles of Amendment to the Third Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 5th of July, 2011.

3.	The Articles of Incorporation of Pelican Stockholdings Inc., the Corporation being merged, were filed with the Registrar of Corporations as of the 22 day of July, 2011.

4.
The Plan of Merger set forth above was authorized by a majority of the Board of Directors and by the holders of a majority of the outstanding shares entitled to vote thereon of each constituent Corporation, respectively, in compliance with the applicable provisions of the Business Corporations Act.

IN WITNESS WHEREOF, the undersigned have executed these Articles of Merger on this 3rd day of November, 2011.

OCEANFREIGNT INC.	PELICAN STOCKHOLDINGS INC.
/s/ Demetris Nenes	/s/ Adriano Cefai
Name: Mr. Demetris Nenes	Name: Dr. Adriano Cefai
Title: Chief Operating Officer	Title: President

Merger Agreement

[Omitted]

Exhibit 3

STATEMENT TO RESTATE ARTICLES OF INCORPORATION OF
OCEANFREIGHT INC.
UNDER SECTION 93 OF THE BUSINESS CORPORATIONS ACT

The undersigned, Mr. Demetris Nenes as Chief Operating Officer of OCEANFREIGHT INC., a corporation existing under the laws of the Republic of the Marshall Islands, for the purpose of restating the Articles of Incorporation, as amended, of said Corporation hereby certify:

1.	The name of the Corporation is: OCEANFREIGHT INC.

2.	The Articles of Incorporation of OceanFreight Inc. were filed with the Registrar of Corporations as follows:

(i) The Articles of Incorporation were filed with the Registrar of Corporations as of the 11th day of September 2006.

(ii) The First Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 15th day of November 2006.

(iii) The Second Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 2nd day of March 2007.

(iv) The Third Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 15th day of March 2007.

(v) The First Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 4th day of April 2007.

(vi) The Second Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 23rd day of July 2009.

(vii) The Third Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 10th of June 2010.

(viii) Articles of Amendment to the Third Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 5th day of July 2011.

(ix) Articles of Merger amending the Third Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 3rd day of November 2011.

3.	The Third Amended and Restated Articles of Incorporation, as amended are hereby replaced by the Fourth Amended and Restated Articles of Incorporation attached hereto.

4.
The Articles of Incorporation as restated were duly adopted in accordance with section 93 of the Business Corporations Act.  These restated articles hereby do not change or alter in any manner the Articles of Incorporation as heretofore amended and there is no discrepancy between the provisions of the Articles of Incorporation as heretofore amended and the restated provisions set forth herein.

5.	These Fourth Amended and Restated Articles of Incorporation were authorized by action of the Board of Directors of the Corporation.

IN WITNESS WHEREOF, the undersigned has executed these Restated Articles of Incorporation on this 3rd day of November, 2011.

OCEANFREIGNT INC.

/s/ Demetris Nenes
Name: Mr. Demetris Nenes Title: Chief Operating Officer

FOURTH AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

OCEANFREIGHT INC.

PURSUANT TO THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

The undersigned, for the purpose of forming a corporation pursuant to the provisions of the Marshall Islands Business Corporations Act, does hereby make, subscribe, acknowledge and file with the Registrar of Corporations this instrument for that purpose, as follows:

A.	The name of the Corporation shall be:

OCEANFREIGHT INC.

B.
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act and without in any way limiting the generality of the foregoing, the corporation shall have the power:

(1)
To purchase or otherwise acquire, own, use, operate, pledge, hypothecate, mortgage, lease, charter, sub-charter, sell, build, and repair steamships, motorships, tankers, sailing vessels, yachts, tugs, lighters, barges, and all other vessels and craft of any and all motive power whatsoever, including landcraft, and any and all means of conveyance and transportation by land or water, together with engines, boilers, machinery equipment and appurtenances of all kinds, including masts, sails, boats, anchors, cables, tackle, furniture and all other necessities thereunto appertaining and belonging, together with all materials, articles, tools, equipment and appliances necessary, suitable or convenient for the construction, equipment, use and operation thereof; and to equip, furnish, and outfit such vessels and ships.

(2)
To engage in ocean, coastwise and inland commerce, and generally in the carriage of freight, goods, cargo in bulk, passengers, mail and personal effects by water between the various ports of the world and to engage generally in waterborne commerce.

(3)
To purchase or otherwise acquire, own, use, operate, lease, build, repair, sell or in any manner dispose of docks, piers, quays, wharves, dry docks, warehouses and storage facilities of all kinds, and any property, real, personal and mixed, in connection therewith.

(4)
To act as ship's husband, ship brokers, custom house brokers, ship's agents, manager of shipping property, freight contractors, forwarding agents, warehousemen, wharfingers, ship chandlers, and general traders.

(5)
To enter into, make and perform contracts of every kind and description with any person, firm, association, corporation, municipality, county, state, body politic, or government or colony or any dependency thereof.

(6)	To appoint or act as an agent, broker, or representative, general or special, in respect of any or all of the powers expressed herein or implied hereby; to appoint agents, brokers or representatives.

(7)	To carry on its business, to have one or more offices, and to exercise its powers in foreign countries, subject to the laws of the particular country.

(8)
To borrow or raise money and contract debts, when necessary, for the transaction of its business or for the exercise of its corporate rights, privileges or franchise or for any other lawful purpose of its incorporation; to draw, make, accept, endorse, execute and issue promissory notes, bills of exchange, bonds, debentures, and other instruments and evidences of indebtedness either secured by mortgage, pledge, deed of trust, or otherwise, or unsecured.

(9)
To give a guarantee not in furtherance of corporate purposes when authorized by majority vote of shareholders entitled to vote thereon and, when authorized by like vote, such guarantee may be secured by mortgage or pledge or creation of security interest in corporate property.

(10)	To purchase or otherwise acquire, hold, own, mortgage, sell, convey, or otherwise dispose of real and personal property of every class and description.

(11)
To apply for, secure by purchase or otherwise hold, use, sell, assign, lease, grant licenses in respect of, mortgage or otherwise dispose of letters patent, patent rights, licenses, privileges, inventions, improvements and processes, copyrights, trademarks, and trade names, relative to or useful in connection with any business of this corporation.

(12)
To purchase or otherwise acquire, underwrite, hold, pledge, turn to account in any manner, sell, distribute, or otherwise dispose of and generally to deal in, bonds, debentures, notes, evidences of indebtedness, shares of stock, warrants, rights, certificates, receipts or any other instruments or interests in the nature of securities created or issued by any person, partnership, firm, corporation, company, association, or other business organizations, foreign or domestic, or by any domestic or foreign governmental, municipal or other public authority, and exercise as holder or owner of any such securities all rights, powers and privileges in respect thereof; to do any and all acts and things for the preservation, protection, improvement and enhancement in value of any such securities and to aid by loan, subsidy, guaranty or otherwise those issuing, creating or responsible for any such securities; to acquire or become interested in any such securities by original subscription, underwriting, loan, participation in syndicates or otherwise, and irrespective of whether such securities be fully paid or subject to future payments; to make payments thereon as called for or in advance of calls or otherwise and to underwrite or subscribe for the same conditionally or otherwise and either with a view to resale or investment or for any other lawful purpose; and in connection therewith or otherwise to acquire and hold membership in or otherwise secure trading privileges on any board of trade, exchange or other similar institution where any securities are dealt in and to comply with the rules of any such institution; as used herein the term "securities" shall include bonds, debentures, notes, evidences of indebtedness, shares of stock, warrants, options, rights, certificates, receipts or any other instruments or interests in the nature of securities of any kind whatsoever which a corporation organized under the Business Corporations Act of the Republic of the Marshall Islands is legally permitted to acquire or deal in, by whomsoever issued or created; the term "person" shall include any person, partnership, firm, corporation, company, association or other business organization, domestic or foreign governmental, municipal or other public authority.

(13)
To purchase or otherwise acquire, hold, pledge, turn to account in any manner, import, export, sell, distribute or otherwise dispose of, and generally to deal in, commodities and products (including any future interest therein) and merchandise, articles of commerce, materials, personal property and real property of every kind, character and description whatsoever, and any interest therein, either as principal or as a factor or broker, or as commercial, sales, business or financial agent or representative, general or special, or, to the extent permitted by the laws of the Marshall Islands, in any other capacity whatsoever for the account of any domestic or foreign person or public authority, and in connection therewith or otherwise to acquire trading privileges on any board of trade, exchange or other similar institution where any such products or commodities or personal or real property are dealt in, and to comply with the rules of any such institution.

(14)	To engage in any mercantile, manufacturing or trading business of any kind or character whatsoever and to do all things incidental to such business.

(15)
To carry on the business of warehousing and all business incidental thereto, including the issuing of warehouse receipts, negotiable or otherwise, and the making of advances or loans upon the security of goods warehoused.

(16)
To purchase, lease or otherwise acquire, hold, own, mortgage, pledge, hypothecate, build, erect, construct, maintain and operate, develop, improve and sell, lease or otherwise dispose of lands, and improvements, warehouses, factories, buildings, structures, piers, wharves, mills, dams, stores and dwellings and all other property and things of whatsoever kind and nature, real, personal or mixed, tangible or intangible, suitable or necessary in connection with any of the purposes hereinabove or hereinafter set forth, or otherwise deal with or in any such properties.

(17)	To cause to be formed, merged, reorganized or liquidated, and to promote, take charge of, in any way permitted by law, the formation, merger, reorganization or liquidation of any person.

(18)
To acquire all or any part of the good will, rights, property and business of any person, heretofore or hereafter engaged in any business similar to any business which the Corporation has power to conduct, to pay for the same in cash or in the securities of the Corporation or otherwise, to hold, utilize and in any manner dispose of the whole or any part of the rights and property so acquired, and to assume in connection therewith any liabilities of any such person, and conduct in any lawful manner the whole or any part of the business thus acquired.

(19)
To make, enter into and carry out any arrangements with any person or public authority, to obtain therefrom or otherwise to acquire by purchase, lease, assignment or otherwise any powers, rights, privileges, immunities, franchises, guarantees, grants and concessions, to acquire, hold, own, exercise, exploit, dispose of and realize upon the same, and to undertake and prosecute any business dependent thereon provided it is such a business as this Corporation may engage in; and to promote, cause to be formed and aid in any way any person for any such purpose.

(20)
To make and issue trust receipts, deposit receipts, certificates of deposit, interim receipts, or any other receipts for, or certificates of deposit for, any securities or interest therein; to acquire and exercise any proxies or powers of attorney or other privileges pertaining to any securities or interest therein.

(21)
To render advisory, investigatory, supervisory, managerial or other like services, permitted to corporations, in connection with the promotion, organization, reorganization, recapitalization, liquidation, consolidation or merger of any person or in connection with the issuance, underwriting, sale or distribution of any securities issued in connection therewith or incidental thereto; and to render general investment advisory or financial advisory or managerial services to any person or public authority.

(22)
To cause or allow the legal title, or any legal or equitable estate, right or interest in any property, whether real, personal or mixed, owned, acquired, controlled or operated by the Corporation, to remain or to be vested or registered in the name of or operated by, any person, formed or to be formed, either upon trust for or as agents or nominees of, this Corporation, or upon any other proper terms or conditions which the Board of Directors may consider for the benefit of the Corporation.

(23)
To enter into any lawful arrangements for sharing profits, union of interest, reciprocal concession or cooperation with any person or public authority, in the carrying on of any similar business which the Corporation is authorized to carry on, or any business or transaction deemed necessary, convenient or incidental to carrying out any of the purposes of the Corporation.

(24)
To the extent suitable or necessary to carry out any of the purposes hereinbefore or hereinafter set forth, but only in so far as the same may be permitted to be done by a corporation organized under the Business Corporations Act of the Republic of the Marshall Islands, to buy, sell and deal in foreign exchange.

(25)
To invest its uninvested funds and/or surplus from time to time to such extent as the Corporation may deem advisable in securities or in call and/or in time loans or otherwise, upon such security, if any, as the Board of Directors may determine, but the Corporation shall not engage in the banking business or exercise banking powers, and nothing in these Articles contained shall be deemed to authorize it to do so.

(26)
To issue, purchase, hold, sell, transfer, reissue or cancel the shares of its own capital stock or any securities of the Corporation in the manner and to the extent now or hereafter permitted by the Business Corporations Act of the Republic of the Marshall Islands; and provided further that shares of its own capital stock owned by the Corporation shall not be voted upon directly or indirectly, nor counted as outstanding for the purpose of any stockholders' quorum or vote.

(27)	To act in any and all parts of the world in any capacity whatsoever as agent, broker, or representative, general or special, for any person or public authority.

(28)
To do any and all of the acts and things herein set forth, as principal, factor, agent, contractor, or otherwise, either alone or in company with others; and in general to carry on any other similar business which is incidental or conducive or convenient or proper to the attainment of the foregoing purposes or any of them and which is not forbidden by law; and to exercise any and all powers which now or hereafter may be lawful for the Corporation to exercise under the laws of the Marshall Islands; to establish and maintain offices and agencies wherever situated; and to exercise any or all of its corporate powers and rights.

C.
The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Corporation's registered agent at such address is The Trust Company of the Marshall Islands, Inc.

D.	The aggregate number of shares of stock that the Corporation is authorized to issue is Five Hundred (500) registered shares with a par value of Twenty US Dollars (US$20.00) per share.

E.	The Corporation shall have every power which a corporation now or hereafter organized under the Marshall Islands Business Corporations Act may have.

F.	The name and address of the incorporator is:

Name Majuro Nominees Ltd.	Post Office Address P.O. Box 1405 Majuro Marshall Islands

G.	The board of directors as well as the shareholders of the Corporation shall have the authority to adopt, amend or repeal the bylaws of the Corporation.

H.	(1)
The Corporation shall indemnify, to the full extent permitted by law, any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to be the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2)
The Corporation shall indemnify, to the full extent permitted by law, any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was properly brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court having proper jurisdiction shall deem proper.

(3)
To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections (1) or (2) of this Article H, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

(4)
Any indemnification under sections (1) or (2) of this Article H (unless ordered by a court having proper jurisdiction) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such section.  Such determination shall be made:

(i)	by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or

(ii)	if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

(iii)	by the shareholders.

(5)
Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article H.

(6)
The indemnification and advancement of expenses provided by, or granted pursuant to, this Article H shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)
The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article H.

(8)
For purposes of this Article H, references to the "Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article H with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation of its separate existence had continued.

(9)
For purposes of this Article H, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article H.

(10)
The indemnification and advancement of expenses provided by, or granted pursuant to, the other sections of this Article H shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw of the Corporation, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(11)
No director of the Corporation shall be personally liable to the Corporation or to any shareholder of the Corporation for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii)  for any transaction from which the director derived an improper personal benefit.

(12)
Notwithstanding any other provisions of these Articles or the Bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles or the Bylaws of the Corporation), the affirmative vote of at least 66 2/3% of the outstanding Common Shares and Subordinated Shares entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article H.  Any repeal, amendment, alteration or change of this Article H shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

I.
No director shall be personally liable to the Corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the BCA as the same exists or may hereafter be amended. If the BCA is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the BCA, as so amended. Any repeal or modification of this Section N shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

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